Press Release

Loncor Gold Announces Shareholder Approval of Acquisition by Chengtun Mining

- 99.70% of the Votes Cast at the Shareholders' Meeting were in Favour of the Acquisition

Toronto, Ontario - December 11, 2025 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO5") is pleased to announce that shareholders of the Company ("Shareholders"), at the Company's special meeting of Shareholders (the "Meeting") held earlier today, have voted in favour of the previously announced acquisition of the Company by Chengtun Mining Group Co., Ltd. (SSE: ticker 600711), through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (the "Purchaser"), pursuant to a plan of arrangement under the Ontario Business Corporations Act (the "Arrangement" or the "Transaction").

The completion of the Arrangement required the approval of at least: (i) 66 2/3% of the votes cast at the Meeting by Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast at the Meeting by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding votes cast in respect of common shares of the Company ("Shares") beneficially owned or over which control or direction is exercised by persons whose votes must be excluded in accordance with Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101").

The matter voted upon at the Meeting and the results of the voting were as follows:

Special resolution, the full text of which is set forth in Appendix "A" to the management information circular of Loncor dated November 10, 2025, approving, among other things, a plan of arrangement under Section 182 of the Ontario Business Corporations Act involving Loncor and the Purchaser
	Outcome of Vote	For	Against
By Shareholders	Approved	128,180,130 Shares	390,031 Shares
		(99.70%)	(0.30%)
By Shareholders (excluding votes attached to the Shares required to be excluded for the purposes of "minority approval" under MI 61-101)	Approved	98,012,721 Shares	390,031 Shares
		(99.60%)	(0.40%)

Closing of the Transaction remains subject to the receipt of a final order in respect of the Arrangement from the the Ontario Superior Court of Justice (Commercial List) (the "Court"), and satisfaction or waiver of the other conditions to closing contained in the arrangement agreement entered into by the Company and the Purchaser dated October 14, 2025.  The Company will provide further updates related to the Arrangement as they become available.

Further details regarding the Arrangement are provided in the Company's information circular prepared in connection with the Meeting which is available on the Company's SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focused on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

About Chengtun Mining Group Co., Ltd.

Chengtun Mining specializes in developing new energy metal resources.  The company's core operations include mining and refining of energy metals and base metals, with strategic focus on copper, cobalt, nickel for new energy batteries. The company has also identified gold and other precious metals as a key strategic business area for future development.  Chengtun owns and operates mines in the Democratic Republic of the Congo, most notably the Kalongwe copper-cobalt mine.  Chengtun Mining is publicly listed on the Shanghai Stock Exchange under the ticker 600711.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding completion of the terms and conditions of the Transaction, receipt of Court approval of the Arrangement and the closing of the Arrangement) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks associated with the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required approvals and other conditions of closing necessary to complete the Arrangement or for other reasons, the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement, risks relating to the abilities of the parties to satisfy conditions precedent to the Arrangement, a third party superior proposal materializing prior to the completion of the Transaction, and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2025 and information circular prepared in connection with the Meeting filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat, Executive Chairman, +1 416 366 7300

John Barker, CEO, +44 7547 159 521

Peter Cowley, President, +44 790454 0856